Tanger Inc.
Tanger Properties Limited Partnership
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

May 17, 2024

VIA EDGAR

Mr. Peter McPhun
Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Tanger Inc. (the “Company”)
Tanger Properties Limited Partnership
Form 10-K for the fiscal year ended December 31, 2023
Filed February 21, 2024
File No. 001-11986
File No. 333-3526-01

On behalf of Tanger Inc. (the “Company”, “our” or “we”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by email dated April 24, 2024. We have reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s corresponding response.

Form 10-K filed February 21, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Evaluation of Impairment of long-lived assets, page 60

1.We note that one of your centers has an estimated fair value less than its recorded carrying value of approximately $ 111.1 million and that you are monitoring for circumstances and events in future periods that could affect inputs such as the expected holding period, operating cash flow forecasts and capitalization rates utilized to determine whether an impairment charge is necessary. Please tell us, and consider disclosing in future filings:

•the identity of the center in question
•how you applied the guidance in ASC 360-10-35-29 to 35 and the Interpretative Response to Question 3 of ASC 360-10-S99-2 in your impairment analysis
•how you determined that the carrying value of the center is recoverable, and
•how you considered the disclosure guidance in Item 303(b)(3) of Regulation S-K.

RESPONSE: We acknowledge the Staff’s comments regarding the evaluation of Impairment of long-lived assets.

the identity of the center in question

•The center in question is our Atlantic City, New Jersey property (the “Center”), which we acquired in 2011 and as of December 31, 2023 had a carrying value of $111.1 million. We determined that the carrying value of the Center is recoverable because the undiscounted cash flows as calculated in accordance with ASC 360 were in excess of the carrying value of $111.1 million by $39.6 million or 36%. The disclosure of this property and the results of our impairment evaluation first appeared in our 2020 Form 10-K, filed on February 23, 2021. With the onset of the COVID pandemic, the occupancy rate fell below 80%, significantly lower than our overall portfolio average. However, as shown in the table below, the center’s occupancy percentage has recovered to higher levels in the post COVID years and net operating income has also increased 12% since 2020.

	12/31/23	12/31/22	12/31/21	12/31/20
Occupancy	89%	90%	80%	79%

how you applied the guidance in ASC 360-10-35-29 to 35 and the Interpretative Response to Question 3 of ASC 360-10-S99-2 in your impairment analysis

•In conducting our impairment analysis, we applied the guidance in ASC 360-10-35-29 through 35 by estimating future cash flows of the Center based on the existing service potential of the Center in multiple scenarios and then used a probability-weighted approach to consider the likelihood of the probable outcomes. These estimates were based on our internal budgets and the business plans and strategies for the Center. The weighted average hold period between the scenarios was 9.75 years which is consistent for a core property of this caliber within our portfolio. We have a long history of developing or acquiring properties and holding them for long periods of time. We utilized conservative scenarios and a reasonable hold period and changes to either of those two aspects would not materially impact the excess above the carrying value. With respect to the Interpretive Response to Question 3 of ASC 360-10-S99-2, the assumptions that underly our cash flow estimates are internally consistent with our projections and other forward-looking information and externally consistent with our financial statements and other public disclosures.

how you determined that the carrying value of the center is recoverable

•We determined that the carrying value of the Center is recoverable because the undiscounted cash flows as calculated in accordance with ASC 360 were in excess of the carrying value of $111.1 million by $39.6 million or 36%.

how you considered the disclosure guidance in Item 303(b)(3) of Regulation S-K

•We began disclosure related to the Center in 2020 as an early warning that there could be an impairment in the future if the facts and circumstances of the Center deteriorated. However, since then the Center’s performance has improved as detailed above. We believe this disclosure considered the disclosure guidance in Item 303(b)(3) of Regulation S-K and respectfully submit that the disclosure in the “Evaluation of Impairment of long-lived assets” section of the Form 10-K contains all information (qualitative and quantitative) necessary for investors to understand the estimation uncertainty and the impact such critical accounting estimate has had or is reasonably likely to have on our financial condition or results of operations.

If you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. Bilerman
Michael J. Bilerman

Executive Vice President, Chief Financial Officer and Chief Investment Officer
Tanger Inc.